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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the first quarter ended March 31, 2021

Consolidated Statements of Comprehensive Income (Loss)
(unaudited)

	Three months ended March 31
($ millions)	2021	2020

Revenues and Other Income

Operating revenues, net of royalties (note 3)	8 679	7 391

Other (loss) income (note 4)	(43)	365

	8 636	7 756

Expenses

Purchases of crude oil and products	2 583	3 180

Operating, selling and general(1)	2 900	2 936

Transportation and distribution(1)	381	367

Depreciation, depletion, amortization and impairment (note 10)	1 490	4 146

Exploration	8	139

Gain on disposal of assets	(8)	(4)

Financing expenses (note 6)	168	1 342

	7 522	12 106

Earnings (Loss) before Income Taxes	1 114	(4 350)

Income Tax Expense (Recovery)

Current	284	(305)

Deferred	9	(520)

	293	(825)

Net Earnings (Loss)	821	(3 525)

Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(41)	241

Items That Will Not be Reclassified to Earnings:

Actuarial gain on employee retirement benefit plans, net of income taxes (note 12)	656	13

Other Comprehensive Income	615	254

Total Comprehensive Income (Loss)	1 436	(3 271)

Per Common Share (dollars) (note 7)

Net earnings (loss) – basic and diluted	0.54	(2.31)

Cash dividends	0.21	0.47

(1)
Prior period amounts have been reclassified to align with the current year presentation of the transportation and distribution expense. For the three months ended March 31, 2020, $31 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

See accompanying notes to the condensed interim consolidated financial statements.

44  2021 First Quarter   Suncor Energy Inc.

Consolidated Balance Sheets
(unaudited)

($ millions)	March 31 2021	December 31 2020

Assets

Current assets

Cash and cash equivalents	1 762	1 885

Accounts receivable	3 669	3 157

Inventories	3 911	3 617

Income taxes receivable	539	727

Total current assets	9 881	9 386

Property, plant and equipment, net (note 10)	66 252	68 130

Exploration and evaluation	2 225	2 286

Other assets	1 237	1 277

Goodwill and other intangible assets	3 398	3 328

Deferred income taxes	183	209

Total assets	83 176	84 616

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	2 258	3 566

Current portion of long-term debt (note 6)	377	1 413

Current portion of long-term lease liabilities	298	272

Accounts payable and accrued liabilities	5 542	4 684

Current portion of provisions	562	527

Income taxes payable	30	87

Total current liabilities	9 067	10 549

Long-term debt (note 6)	15 078	13 812

Long-term lease liabilities	2 580	2 636

Other long-term liabilities (note 12)	2 124	2 840

Provisions (note 11)	8 849	10 055

Deferred income taxes	9 153	8 967

Equity	36 325	35 757

Total liabilities and shareholders' equity	83 176	84 616

See accompanying notes to the condensed interim consolidated financial statements.

2021 First Quarter   Suncor Energy Inc.  45

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31
($ millions)	2021	2020

Operating Activities

Net Earnings (Loss)	821	(3 525)

Adjustments for:

Depreciation, depletion, amortization and impairment (note 10)	1 490	4 146

Deferred income tax expense (recovery)	9	(520)

Accretion (note 6)	74	69

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(196)	1 096

Change in fair value of financial instruments and trading inventory	(103)	125

Gain on disposal of assets	(8)	(4)

Share-based compensation	(2)	(326)

Exploration	—	70

Settlement of decommissioning and restoration liabilities	(70)	(106)

Other	95	(24)

Decrease in non-cash working capital	235	383

Cash flow provided by operating activities	2 345	1 384

Investing Activities

Capital and exploration expenditures	(803)	(1 320)

Proceeds from disposal of assets	8	—

Other investments	(7)	(16)

Increase in non-cash working capital	(34)	(180)

Cash flow used in investing activities	(836)	(1 516)

Financing Activities

Net (decrease) increase in short-term debt	(1 271)	1 386

Repayment of long-term debt (note 6)	(1 050)	—

Issuance of long-term debt (note 6)	1 423	—

Lease liability payments	(88)	(82)

Issuance of common shares under share option plans	—	29

Repurchase of common shares (note 8)	(318)	(307)

Distributions relating to non-controlling interest	(2)	(2)

Dividends paid on common shares	(319)	(709)

Cash flow (used in) provided by financing activities	(1 625)	315

(Decrease) Increase in Cash and Cash Equivalents	(116)	183

Effect of foreign exchange on cash and cash equivalents	(7)	83

Cash and cash equivalents at beginning of period	1 885	1 960

Cash and Cash Equivalents at End of Period	1 762	2 226

Supplementary Cash Flow Information

Interest paid	139	147

Income taxes paid	148	751

See accompanying notes to the condensed interim consolidated financial statements.

46  2021 First Quarter   Suncor Energy Inc.

Consolidated Statements of Changes in Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2019	25 167	566	899	15 410	42 042	1 531 874

Net loss	—	—	—	(3 525)	(3 525)	—

Foreign currency translation adjustment	—	—	241	—	241	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $5	—	—	—	13	13	—

Total comprehensive income (loss)	—	—	241	(3 512)	(3 271)	—

Issued under share option plans	36	(7)	—	—	29	804

Repurchase of common shares for cancellation (note 8)	(124)	—	—	(183)	(307)	(7 527)

Change in liability for share repurchase commitment	65	—	—	103	168	—

Share-based compensation	—	13	—	—	13	—

Dividends paid on common shares	—	—	—	(709)	(709)	—

At March 31, 2020	25 144	572	1 140	11 109	37 965	1 525 151

At December 31, 2020	25 144	591	877	9 145	35 757	1 525 151

Net earnings	—	—	—	821	821	—

Foreign currency translation adjustment	—	—	(41)	—	(41)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $207 (note 12)	—	—	—	656	656	—

Total comprehensive (loss) income	—	—	(41)	1 477	1 436	—

Repurchase of common shares for cancellation (note 8)	(199)	—	—	(119)	(318)	(12 055)

Change in liability for share repurchase commitment	(151)	—	—	(89)	(240)	—

Share-based compensation	—	9	—	—	9	—

Dividends paid on common shares	—	—	—	(319)	(319)	—

At March 31, 2021	24 794	600	836	10 095	36 325	1 513 096

See accompanying notes to the condensed interim consolidated financial statements.

2021 First Quarter   Suncor Energy Inc.  47

Notes to the Consolidated Financial Statements
(unaudited)

1. Reporting Entity and Description of the Business

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. The company is focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, the company explores for, acquires, develops, produces and markets crude oil in Canada and internationally; transports and refines crude oil; and markets petroleum and petrochemical products primarily in Canada. The company also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2020. Beginning in the first quarter of 2021, the company has revised the presentation of its expenses from "transportation" to "transportation and distribution" and reclassified certain operating, selling and general expenses to transportation and distribution to better reflect the nature of these expenses. There is no impact to net earnings (loss) and comparative periods have been restated to reflect this change.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2020.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2020.

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and may continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company's unaudited interim Consolidated Financial Statements for the three months ended March 31, 2021.

The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income (loss), consolidated balance sheets and consolidated statements of cash flows in fiscal 2021.

48  2021 First Quarter   Suncor Energy Inc.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

3. Segmented Information

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Revenues and Other Income

Gross revenues	3 295	2 327	590	539	4 990	4 563	6	9	8 881	7 438

Intersegment revenues	1 056	990	—	—	23	24	(1 079)	(1 014)	—	—

Less: Royalties	(158)	(25)	(44)	(22)	—	—	—	—	(202)	(47)

Operating revenues, net of royalties	4 193	3 292	546	517	5 013	4 587	(1 073)	(1 005)	8 679	7 391

Other (loss) income	(2)	248	(1)	33	(45)	86	5	(2)	(43)	365

	4 191	3 540	545	550	4 968	4 673	(1 068)	(1 007)	8 636	7 756

Expenses

Purchases of crude oil and products	250	407	—	—	3 275	3 958	(942)	(1 185)	2 583	3 180

Operating, selling and general(1)	1 973	2 252	110	133	479	480	338	71	2 900	2 936

Transportation and distribution(1)	276	289	52	23	63	67	(10)	(12)	381	367

Depreciation, depletion, amortization and impairment	1 158	3 065	102	828	209	232	21	21	1 490	4 146

Exploration	2	57	6	82	—	—	—	—	8	139

Gain on disposal of assets	—	(1)	—	—	(8)	(3)	—	—	(8)	(4)

Financing expenses	87	81	17	3	16	—	48	1 258	168	1 342

	3 746	6 150	287	1 069	4 034	4 734	(545)	153	7 522	12 106

Earnings (Loss) before Income Taxes	445	(2 610)	258	(519)	934	(61)	(523)	(1 160)	1 114	(4 350)

Income Tax Expense (Recovery)

Current	127	(213)	80	36	210	4	(133)	(132)	284	(305)

Deferred	(8)	(444)	15	(128)	17	(10)	(15)	62	9	(520)

	119	(657)	95	(92)	227	(6)	(148)	(70)	293	(825)

Net Earnings (Loss)	326	(1 953)	163	(427)	707	(55)	(375)	(1 090)	821	(3 525)

Capital and Exploration Expenditures	539	1 010	69	179	120	92	75	39	803	1 320

(1)
Prior period amounts of the Refining and Marketing segment have been reclassified to align with the current year presentation of the transportation and distribution expense. For the three months ended March 31, 2020, $31 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

2021 First Quarter   Suncor Energy Inc.  49

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

Three months ended March 31	2021			2020
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

Synthetic crude oil and diesel	3 347	—	3 347	2 779	—	2 779

Bitumen	1 004	—	1 004	538	—	538

	4 351	—	4 351	3 317	—	3 317

Exploration and Production

Crude oil and natural gas liquids	386	202	588	319	219	538

Natural gas	—	2	2	—	1	1

	386	204	590	319	220	539

Refining and Marketing

Gasoline	2 051	—	2 051	1 894	—	1 894

Distillate	2 287	—	2 287	2 116	—	2 116

Other	675	—	675	577	—	577

	5 013	—	5 013	4 587	—	4 587

Corporate and Eliminations

	(1 073)	—	(1 073)	(1 005)	—	(1 005)

Total Revenue from Contracts with Customers	8 677	204	8 881	7 218	220	7 438

4. Other (Loss) Income

Other (loss) income consists of the following:

	Three months ended March 31
($ millions)	2021	2020

Energy trading activities

Gains recognized in earnings	11	236

Losses on inventory valuation	(21)	(97)

Short-term commodity risk management	(66)	185

Investment and interest income	23	36

Other	10	5

	(43)	365

50  2021 First Quarter   Suncor Energy Inc.

 5. Share-Based Compensation

The following table summarizes the share-based compensation expense (recovery) for all plans recorded within operating, selling and general expense:

	Three months ended March 31
($ millions)	2021	2020

Equity-settled plans	9	13

Cash-settled plans	102	(100)

	111	(87)

6. Financing Expenses

	Three months ended March 31
($ millions)	2021	2020

Interest on debt	210	216

Interest on lease liabilities	41	42

Capitalized interest	(31)	(38)

Interest expense	220	220

Interest on partnership liability	13	13

Interest on pension and other post-retirement benefits	15	14

Accretion	74	69

Foreign exchange (gain) loss on U.S. dollar denominated debt	(196)	1 096

Operational foreign exchange and other	42	(70)

	168	1 342

On March 4, 2021, the company issued US$750 million of senior unsecured notes maturing on March 4, 2051. The notes have a coupon of 3.75% and were priced at US$99.518 per US$100 principal amount for an effective yield of 3.777%. The company also issued $500 million of senior unsecured Series 8 medium-term notes on March 4, 2021, maturing on March 4, 2051. The notes have a coupon of 3.95% and were priced at $98.546 per $100 principal amount for an effective yield of 4.034%. Interest on the 3.75% and 3.95% notes is paid semi-annually.

During the first quarter of 2021, the company completed an early redemption of its $750 million senior unsecured Series 5 medium-term notes with a coupon of 3.10% originally scheduled to mature on November 26, 2021, for $770 million, including $8 million of accrued interest, resulting in a debt extinguishment loss of $12 million ($9 million after-tax).

The company also completed an early redemption of its US$220 million (book value of $278 million) senior unsecured notes with a coupon of 9.40% originally scheduled to mature on September 1, 2021, for US$230 million ($290 million), including US$2 million ($2 million) of accrued interest, resulting in a debt extinguishment loss of $10 million ($8 million after-tax).

Effective March 5, 2021, the company terminated $2.8 billion of bilateral credit facilities as these credit facilities were no longer required. The terminated credit facilities had a two-year term and were entered into in March and April of 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic should they have been required.

2021 First Quarter   Suncor Energy Inc.  51

 7. Earnings (Loss) per Common Share

	Three months ended March 31
($ millions)	2021	2020

Net earnings (loss)	821	(3 525)

(millions of common shares)

Weighted average number of common shares	1 522	1 528

Dilutive securities:

Effect of share options	—	1

Weighted average number of diluted common shares	1 522	1 529

(dollars per common share)

Basic and diluted earnings (loss) per share	0.54	(2.31)

8. Normal Course Issuer Bid

During the first quarter of 2021, the company announced its intention to commence a new Normal Course Issuer Bid (the 2021 NCIB) to repurchase shares through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2021 NCIB, the company may repurchase for cancellation up to 44,000,000 common shares between February 8, 2021, and February 7, 2022. During the first quarter of 2021, the company repurchased 12.1 million common shares under the 2021 NCIB at an average price of $26.36 per share, for a total repurchase cost of $318 million.

The following table summarizes the share repurchase activities during the period:

	Three months ended March 31
($ millions, except as noted)	2021	2020

Share repurchase activities (thousands of common shares)

Shares repurchased	12 055	7 527

Amounts charged to:

Share capital	199	124

Retained earnings	119	183

Share repurchase cost	318	307

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	March 31 2021	December 31 2020

Amounts charged to:

Share capital	151	—

Retained earnings	89	—

Liability for share purchase commitment	240	—

52  2021 First Quarter   Suncor Energy Inc.

 9. Financial Instruments

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, short-term commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	Total

Fair value outstanding at December 31, 2020	(121)

Cash settlements – paid during the year	180

Changes in fair value recognized in earnings during the year	(55)

Fair value outstanding at March 31, 2021	4

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at March 31, 2021, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instruments measured at fair value for each hierarchy level as at March 31, 2021:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	81	56	—	137

Accounts payable	(78)	(55)	—	(133)

	3	1	—	4

During the first quarter of 2021, there were no transfers between Level 1 and Level 2 fair value measurements.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic, Suncor has not been significantly affected as the majority of Suncor's customers are large and established downstream companies with investment grade credit ratings.

2021 First Quarter   Suncor Energy Inc.  53

Non-Derivative Financial Instruments

At March 31, 2021, the carrying value of fixed-term debt accounted for under amortized cost was $15.5 billion (December 31, 2020 – $15.2 billion) and the fair value was $18.3 billion (December 31, 2020 – $18.8 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

10. Asset Impairment

Oil Sands

During the first quarter of 2020, the company recorded an impairment of $1.38 billion (net of taxes of $0.44 billion) on its share of the Fort Hills assets in the Oil Sands segment. No indicators of impairment or reversals of impairment were identified at March 31, 2021.

Exploration and Production

White Rose assets:

During the first quarter of 2020, the company recorded an impairment of $137 million (net of taxes of $45 million) on its share of the White Rose assets in the Exploration and Production segment.

In the fourth quarter of 2020, the company reassessed the likelihood of completing the West White Rose Project. As a result of this reassessment, the company performed another impairment test of the White Rose cash-generating unit (CGU). An after-tax impairment charge of $423 million (net of taxes of $136 million) was recognized and the White Rose CGU was fully impaired at December 31, 2020.

No indicators of impairment reversal were identified at March 31, 2021.

Terra Nova assets:

During the first quarter of 2020, the company recorded an impairment of $285 million (net of taxes of $93 million) on its share of the Terra Nova assets in the Exploration and Production segment.

No indicators of impairment or reversals of impairment were identified at March 31, 2021.

11. Provisions

Suncor's decommissioning and restoration provision decreased by $1.2 billion for the three months ended March 31, 2021. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 3.70% (December 31, 2020 – 3.10%).

12. Pensions and Other Post-Retirement Benefits

For the three months ended March 31, 2021, the actuarial gain on employee retirement benefit plans was $656 million (net of taxes of $207 million) mainly due to an increase in the discount rate to 3.30% (December 31, 2020 – 2.50%).

54  2021 First Quarter   Suncor Energy Inc.

QuickLinks

EXHIBIT 99.3
1. Reporting Entity and Description of the Business
2. Basis of Preparation
3. Segmented Information
4. Other (Loss) Income
5. Share-Based Compensation
6. Financing Expenses
7. Earnings (Loss) per Common Share
8. Normal Course Issuer Bid
9. Financial Instruments
10. Asset Impairment
11. Provisions
12. Pensions and Other Post-Retirement Benefits